--------------------------------------------------------------------------------
                                   SUPPLEMENT
                                       TO
                    OFFER TO PURCHASE DATED NOVEMBER 5, 1997
                           ALL SHARES OF COMMON STOCK
                                       OF
                          GUARANTY NATIONAL CORPORATION
                                       AT
                          $36.00 NET PER SHARE IN CASH
                                       BY
                            ORION CAPITAL CORPORATION

                THE OFFER AND WITHDRAWAL RIGHTS, AS HEREBY EXTENDED, WILL
                   EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY,
                 DECEMBER 5, 1997, UNLESS THE OFFER IS FURTHER EXTENDED.
--------------------------------------------------------------------------------

      THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF OCTOBER 31, 1997 (THE "MERGER AGREEMENT") BY AND BETWEEN ORION CAPITAL CORPORATION ("ORION") AND GUARANTY NATIONAL CORPORATION ("GUARANTY"). THE BOARD OF DIRECTORS OF GUARANTY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF GUARANTY AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF GUARANTY.

      ORION'S OBLIGATION TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF GUARANTY (THE "SHARES") PURSUANT TO THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, EXCLUDING SHARES OWNED BY ORION AND ITS WHOLLY-OWNED SUBSIDIARIES (THE "TENDER SHARES") WILL CONSTITUTE AT LEAST 50.01% OF THE TOTAL NUMBER OF TENDER SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PURCHASE BY ORION PURSUANT TO THE OFFER (THE "MINIMUM SHARE CONDITION") AND (ii) ALL REGULATORY APPROVALS, IF ANY, REQUIRED TO CONSUMMATE THE OFFER HAVING BEEN OBTAINED ON TERMS AND CONDITIONS SATISFACTORY TO THE ORION BOARD OF DIRECTORS (THE "REGULATORY APPROVAL CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE "THE OFFER" -- SECTION 10 IN ORION'S OFFER TO PURCHASE DATED NOVEMBER 5, 1997



                                    IMPORTANT

      Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the original Letter of Transmittal previously circulated with the Offer to Purchase, dated November 5, 1997, or a facsimile thereof in accordance with the instructions in such Letter Of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary, or follow the procedure for book-entry transfer set forth in THE OFFER -- Section 3 of the Offer to Purchase, dated November 5, 1997, or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he desires to tender his Shares.

      Any shareholder who desires to tender Shares and cannot deliver such Shares and all other required documents to the Depositary by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in THE OFFER - Section 3 of the Offer to Purchase, dated November 5, 1997.

      Questions and requests for assistance or additional copies of this Supplement, the Letter of Transmittal, the Offer to Purchase, dated November 5, 1997, and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer to Purchase.

      THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE, DATED NOVEMBER 5, 1997, AND THE RELATED LETTER OF TRANSMITTAL, COPIES OF WHICH MAY BE OBTAINED AT ORION'S EXPENSE IN THE MANNER SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT. THE OFFER TO PURCHASE, DATED NOVEMBER 5, 1997, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR

UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                   -------------------------------------------

                      The Dealer Manager for the Offer is:
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                December 1, 1997

To the Holders of Common Stock of

  GUARANTY NATIONAL CORPORATION:

      This Supplement dated December 1, 1997, to the Offer To Purchase (this "Supplement") supplements the Offer to Purchase, dated November 5, 1997 (the "Original Offer to Purchase"). Together, the Original Offer to Purchase and this Supplement are referred to herein as the "Offer to Purchase.

      Except as otherwise stated herein, the terms and conditions set forth in the Original Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer (as defined below).

      This Supplement contains important information which should be read carefully before any decision is made with respect to the Offer.

      This Supplement is being delivered for the purpose of extending the time period of the Offer as well as supplementing certain information concerning the Offer. Capitalized terms used in this Supplement that are not defined herein shall have the meanings ascribed to such terms in the Original Offer to Purchase or, as appropriate, in the Solicitation/Recommendation Statement on Schedule 14D-9 of Guaranty pursuant to Section 14(d)(4) of the Securities Exchange Act, dated November 5, 1997, which has previously been disseminated by Guaranty to holders of Shares.

      SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) AND, UNLESS THERETOFORE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, ALSO MAY BE WITHDRAWN AT ANY TIME AFTER JANUARY 3, 1998. SEE THE OFFER -- SECTION 4 OF THE ORIGINAL OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

      ON NOVEMBER 25, 1997, ORION AND GUARANTY JOINTLY FILED AMENDMENT NO. 1 TO THE RULE 13e-3 TRANSACTION STATEMENT ON SCHEDULE 13E-3 FILED BY ORION ON NOVEMBER 5, 1997. BY SUCH FILING NEITHER ORION NOR GUARANTY CONCEDES THAT RULE 13E-3 UNDER THE SECURITIES EXCHANGE ACT IS APPLICABLE TO THE OFFER OR THE MERGER.

      SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.

                                  INTRODUCTION

      Orion Capital Corporation hereby offers to purchase all of the outstanding Shares, at $36.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE REGULATORY CONDITION AND THE MINIMUM SHARE CONDITION. SUCH CONDITIONS AND THE OTHER CONDITIONS TO THE OFFER ARE SET FORTH IN THE OFFER -- SECTION 10.

      The information set forth under "special factors" in the original offer to purchase is hereby supplemented as follows:

                                 SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION

      From November, 1995 to March, 1996, Design Professionals Insurance Company, a wholly-owned subsidiary of Orion, acquired an additional 80,000 Shares in open market purchases. The range of prices paid by Design Professionals Insurance Company was between $13.38 and $14.00.

FAIRNESS OF THE OFFER

      Orion's Board of Directors received a report from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") on various techniques which might be utilized to assist in determining the price and structure of a possible transaction. The report consisted of discussion materials which DLJ provided on September 12, 1997 to the Guaranty Board of Directors in connection with its September 12 meeting, copies of which were also supplied to the Orion Directors for their information, positing a transaction whereby Orion would purchase the remaining 19% of Guaranty's outstanding shares not already owned by Orion and its wholly-owned subsidiaries for a value of $30.25 per share comprised of $20.17 in cash and $10.08 in Orion common stock (the "September Case"). These materials discussed the benefits of consideration consisting of a combination of both stock and cash, alternative options with respect to the equity component of the Offer and stock performance data for Orion and Guaranty.

      DLJ compared the September Case to selected publicly-announced merger and acquisition transactions (the "Selected Acquisitions").

      The September Case ratio of equity purchase price to operating net income of 16.9x compared to a low of 10.9x, a median of 12.2x and a high of 28.6x for the Selected Acquisitions. The September Case ratio of equity purchase price to general accepted accounting principles ("GAAP") shareholders' equity of 1.91x compared to a low of 0.97x, a median of 1.60x and a high of 2.88x for the Selected Acquisitions. The September Case ratio of total purchase price to statutory accounting principles ("SAP") net operating income ("NOI") of 18.7x compared to a low of 10.2x, a median of 16.9x and a high of 24.2x for the Selected Acquisitions. The September Case ratio of total purchase price to SAP capital and surplus ("C&S") of 2.19x compared to a low of 1.16x, a median of 2.59x and a high of 3.27x for the Selected Acquisitions. These multiples included an average implied equity valuation range with a low of $229.7 million, a median of $415.8 million, and a high of $700.2 million and an average implied price per share range from $15.29 to $46.60. The median of the average implied price per share of $27.67 was lower than the hypothetical $30.25 per share offer.

      DLJ also compared public valuations of selected non-standard personal auto insurers ("the Selected Insurers"). These valuations indicated a multiple range of 7.5x to 22.1x for 1997 estimated operating earnings and a multiple of 6.6x to 19.3x for 1998 estimated operating earnings and a multiple range of 1.43x to 3.99x for June 30, 1997 shareholders' equity. These multiples indicated an implied equity valuation for Guaranty from $256.7 million to $751.0 million based on 1997 projected earnings and $258.2 million to $759.5 million based on 1998 projected earnings and $338.9 million to $949.9 million based on June 30, 1997 shareholders' equity. These multiples indicated an implied estimated price per share range for Guaranty of $17.12 to $50.07 with a median of $30.02 based on 1997 projected earnings and $17.10 to $50.30 with a median of $28.86 based on 1998 projected earnings and $22.54 to $63.16 with a median of $29.54 based on June 30, 1997 shareholders' equity.

      In addition, DLJ compared selected ratios of Guaranty to ratios for the Selected Insurers. The Guaranty ratio of price to latest twelve months ("LTM") price per share, price to 1997 estimated price per share, price to 1998 estimated price per share, and price to book value per share of 16.1x, 12.7x, 11.1x and 1.83x, respectively, compared to a median of 15.2x, 13.2x, 11.1x and 1.84x, respectively, for the Selected Insurers. The Guaranty ratio of total enterprise value to SAP NOI of 18.0x and SAP C&S of 2.11x compared to a median of 27.5x and 3.20x, respectively, for the Selected Insurers. The Guaranty projected return on equity of 14.4% compared to a low of 10.7%, a median of 16.1% and a high of 24.5% for the Selected Insurers. The Guaranty projected earnings per share growth of 15.0% compared to a low of 12.6%, a median of 14.8% and a high of 27.7% for the Selected Insurers.

      In its discussion materials and presentation, DLJ set forth no conclusions as to the fairness of any particular form of transaction or the consideration to be paid to Guaranty shareholders.

      The discussion materials did not address, and were not presented to the Guaranty Board as an opinion regarding the fairness of the consideration to be paid and received by the shareholders of Guaranty in the proposed transactions and contained no recommendation with respect thereto. No restrictions or limitations were imposed by the Orion Board on DLJ with respect to the preparation of the discussion materials.

      DLJ had earlier provided to the management of Orion, including Mr. W. Marston Becker, Chairman of the Board and CEO, certain discussion materials dated as of June 5, 1997, outlining alternatives for effecting the purchase of the remaining outstanding shares of Guaranty not owned directly or indirectly by Orion, including possible types of transactions, the form of consideration to be paid and comparative time schedules. In those materials, DLJ reviewed certain publicly available financial, operating and stock market information for selected transactions in the non-standard automobile insurance industry since 1990 and included an analysis of comparative prices paid in other transactions. DLJ also performed a public market valuation analysis and an analysis of the pro forma effect of the transaction on the shareholders' equity of Orion. In July, 1997 DLJ provided Orion's management, including Mr. W. Marston Becker, with discussion materials on trends in the insurance industry, summarizing certain information about insurance industry merger and acquisition activity and valuation data, numbers of transactions, average transaction size, purchase price/earnings data, and prices paid in selected major property/casualty transactions. Neither the June nor July materials were prepared for or presented to the Board of Directors of Orion. These discussion materials were intended to focus management's deliberations with respect to various techniques that could be utilized to assist in determining the price and structure of a possible transaction with Guaranty.

      Pursuant to the unanimous recommendation of its Special Committee, Guaranty's Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of Guaranty, and recommended an acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of Guaranty. The factors considered by the Guaranty Board were referred to in a letter to the shareholders of Guaranty from James R. Pouliot, dated November 5, 1997 and discussed in greater detail in the Solicitation/Recommendation Statement of Guaranty Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 dated November 5, 1997 (see Item 4 thereof, "The Solicitation or Recommendation"). Orion understands that, in reaching its conclusions and recommendations to the Board of Directors of Guaranty, the Special Committee considered a number of factors of which the most important were the following:

            (i) the fact that the $36.00 per Share price represents (A) a premium of $17.50 or 94.6% over the $18.50 paid by Orion in its tender offer completed in July 1996, (B) a premium of $20.62 or 134.1% over the 52-week low of $15.38, (C) a premium of 48.5% over the closing sale price of $24.25 on July
7. 1997, the day prior to the commencement of discussions between Orion and Guaranty, (D) a multiple of 1.94x Guaranty's net book value per share as of September 30, 1997, and (E) a multiple of 2.21x Guaranty's net tangible book value per share as of September 30, 1997; and

            (ii) the opinion of the Special Committee's financial advisor that the Offer is fair, from a financial point of view, to the Non-Orion Shareholders, and the analysis of various factors considered by the financial advisor in reaching its opinion.




                                    THE OFFER

      1. TERMS OF THE OFFER; EXPIRATION DATE. The Expiration Date of the Offer is extended to 12:00 Midnight, New York City time, on Friday, December 5, 1997.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is further supplemented, extended or amended, the terms and conditions of any further supplement, extension or amendment), Orion will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with THE OFFER -- Section 4 of the Original Offer to Purchase.

      Tendering shareholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Original Offer to Purchase.

      2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer, (including the Regulatory Condition and the Minimum Share Condition and, if the Offer is further supplemented, extended or amended, the terms and conditions of any further supplement, extension or amendment), Orion shall accept for payment (and thereby purchase), and Orion will pay for, any and all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with THE OFFER -- Section 4 (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, upon the terms and subject to the conditions of such extension), as promptly as practicable after the Expiration Date. Orion expressly reserves the right to delay acceptance for payment of Shares in order to comply in whole or in part with the Regulatory Condition and the Minimum Share Condition but intends either to extend the Expiration Date, or to terminate the Offer if it should appear that either the Regulatory Condition or the Minimum Share Condition will delay for more than five (5) days the payment for Shares accepted for payment. See THE OFFER -- Sections 10 and 11.

      References in "THE OFFER -- Section 10. Certain Conditions of the Offer" to Orion's right to terminate, amend or extend the Offer or to delay acceptance for payment or payment if all conditions are not satisfied or waived should not be interpreted as reserving to Orion the right to accept Shares and subsequently to invoke the existence of a condition as a basis on which to withhold payment for and return of the Shares tendered and accepted. The reservation by Orion of the right to delay payment for Shares is subject to the provisions of applicable law under Rule 14e-1 promulgated under the Exchange Act, which require that Orion pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after termination or withdrawal of the Offer.

      10. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Orion's right to amend the Offer at any time in its sole discretion, all conditions to the Offer, other than receipt of necessary governmental approvals, must be satisfied or waived prior to acceptance of the Shares for payment pursuant to the terms of the Offer. When a condition has not been satisfied the existence of which is to be determined in the sole discretion of Orion, Orion will exercise its reasonable good-faith judgment in determining whether the occurrence or non-occurrence of the event giving rise to such condition makes it inadvisable to proceed with the Offer or with acceptance for payment of the Shares.

      11. CERTAIN LEGAL MATTERS.

MISCELLANEOUS

      The action entitled Eugenia Gladstone Vogel v. Guaranty National Corporation, et al. which has been filed in the Denver District Court, City and County of Denver, Colorado, is still pending. That action was filed after announcement of the Exchange Offer, which has since been terminated, and prior to the commencement of the Offer. No answer has been filed and the complaint has not been amended. Settlement discussions have taken place between counsel for Orion and counsel for the plaintiff and a basis for agreement in principle has been reached but a stipulation of settlement has not yet been executed or presented to the Court for review and approval. Orion anticipates that, after appropriate notification to members of the purported class and if the Court certifies class-action status, the litigation would be settled on the basis of the payment to be made for Shares in the Offer, which is greater than the consideration which might have been paid in the Exchange Offer which was the subject matter of the original complaint. Orion would agree, in that connection, not to oppose an application by plaintiff's counsel to the Court for fees and expenses in an amount not in excess of $500,000. No determination has yet been made by the Court of class-action status and neither a proposed settlement nor a fee application of plaintiff's counsel has yet been presented by plaintiff's counsel to the Court; for review by the Court, whose approval is required.


                   -------------------------------------------

      No person has been authorized to give any information or make any representation on behalf of Orion not contained in the Offer to Purchase or the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

                                   ORION CAPITAL CORPORATION

December 1, 1997

      Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary For The Offer Is:

                       STATE STREET BANK AND TRUST COMPANY

        By Mail:                   By Courier:                  By Hand:
    State Street Bank           State Street Bank        Securities Transfer and
    and Trust Company           and Trust Company       Reporting Services, Inc.
Corporate Reorganization    Corporate Reorganization    Corporate Reorganization
      P.O. Box 9061            70 Campanelli Drive          1 Exchange Plaza
  Boston, MA 02205-8686        Braintree, MA 02184       55 Broadway, 3rd Floor
                                                        New York, New York 10006


                       Facsimile Transmission Copy Number:

                                 (617) 794-6333


                            Confirm by Facsimile to:


                                 (617) 794-6388

      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers specified below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact his broker, dealer, commercial bank or trust company for assistance concerning the Offer.


                            The Information Agent Is:

                              D.F. KING & CO., INC.

                                 77 Water Street
                            New York, New York 10005
                                 (212) 269-5550
                                 (Call Collect)

                                       or

                         Call Toll Free (800) 290-6429.

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                 277 Park Avenue
                            New York, New York 10172
                          (212) 892-7700 (Call Collect)